Exhibit 99.1

media release

SMART Announces Court Approves Plan of Arrangement

CALGARY, Alberta – July 28, 2016 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, announces that, further to its press release dated July 26, 2016, the Court of Queen’s Bench of Alberta has granted a final order approving the proposed arrangement involving Foxconn Technology Group (“Foxconn”) and the Shareholders pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). Under the terms of the Arrangement, Shareholders will receive from Foxconn a cash payment of US$4.50 per Common Share upon completion of the Arrangement.

Further details regarding the Arrangement are contained in the Company's management information circular dated June 17, 2016 which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The closing of the Arrangement is subject to the satisfaction of a number of conditions precedent for transactions of this nature. If these conditions are satisfied or waived, it is expected that the Arrangement will close during the second quarter of the Company’s 2017 fiscal year, after which time the Common Shares will be delisted from the Toronto Stock Exchange and the NASDAQ Stock Market.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information including, without limitation, statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing thereof. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact: Jody Kehler Investor Relations Manager SMART Technologies Inc. + 1.403.407.5486 JodyKehler@smarttech.com	Media contact: Jeff Lowe Vice President, Corporate Marketing SMART Technologies Inc. +1.403.407.5330 JeffLowe@smarttech.com

©2016 SMART Technologies Inc. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.